================================================================
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           ------------

                          SCHEDULE 14D-1
                Tender Offer Statement Pursuant to
     Section 14(d)(1) of the Securities Exchange Act of 1934
                        (Amendment No. 1)

                          -------------
                  Helene Curtis Industries, Inc.
                    (Name of Subject Company)

                Conopco Acquisition Company, Inc.
                          Conopco, Inc.
                          Unilever N.V.
                            (Bidders)

                          --------------

              Common Stock, Par Value $.50 Per Share
                  (Title of Class of Securities)

                          -------------

                            423236108
              (CUSIP Number of Class of Securities)

                          --------------

                     Ronald M. Soiefer, Esq.
                          Vice President
                          Conopco, Inc.
                         390 Park Avenue
                     New York, New York 10022
                          (212) 888-1260
          (Name, Address and Telephone Number of Persons
         Authorized to Receive Notices and Communications
                      on Behalf of Bidders)

                         ---------------

                             Copy to:
                      Allen Finkelson, Esq.
                     Cravath, Swaine & Moore
                         Worldwide Plaza
                        825 Eighth Avenue
                     New York, New York 10019
                          (212) 474-1000

================================================================

          Conopco Acquisition Company, Inc., Conopco, Inc. and Unilever N.V. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on February 20, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.50 per share, of Helene Curtis Industries, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 1. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.



          Item 10. Additional Information.

          On March 1, 1996, Unilever filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission its Hart-Scott-Rodino Notification and Report Form. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15 calendar day waiting period following the filing of the Notification and Report Form, unless Unilever or the Company receives a request for additional information from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. The 15 day waiting period will therefore expire at 11:59 p.m. on March 16, 1996, unless a request for additional information is made.

                            SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 1, 1996

                                   CONOPCO ACQUISITION COMPANY,
                                   INC.,


                                   By  /s/ Thomas J. Hoolihan
                                       -------------------------
                                       Name:  Thomas J. Hoolihan
                                       Title:  Secretary


                                   CONOPCO, INC.,


                                   By  /s/ Thomas J. Hoolihan
                                       -------------------------
                                       Name:  Thomas J. Hoolihan
                                       Title:  Secretary


                                   UNILEVER N.V.,


                                   By  /s/ Stephen G. Williams
                                       -------------------------
                                       Name:  Stephen G. Williams
                                       Title:  Secretary